(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 1-7852

CUSIP NUMBER

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pope & Talbot, Inc.
Full Name of Registrant

Former Name if Applicable

1500 SW 1st Avenue, Suite 200
Address of Principal Executive Officer (Street and Number)

Portland, Oregon 97201
City, State and Zip Code

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

By the due date for its Annual Report on Form 10-K, Pope & Talbot was unable, without unreasonable effort, to complete management’s evaluation of internal control over financial reporting as of December 31, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

R. Neil Stuart	(503)	228-9161
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In 2005, the Company had a net loss of $50.0 million and a net loss per share of $3.09. As reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, the Company had a net loss of $37.6 million and a net loss per share of $2.31 for the nine months ended September 30, 2006. In November 2006, the Company received a total of $127.5 million from the settlement of the Canada-U.S. softwood lumber dispute, consisting of $113.3 million of lumber import duty refunds and $14.2 million of interest thereon. As a result, the Company will report substantial net income for the fourth quarter and full year of 2006. Other significant items in the fourth quarter of 2006 that partially offset the benefit of the duty refund include a $4.5 million increase in environmental reserves associated with two former sawmill locations, $3.2 million in incentive compensation triggered by the positive financial results, $3.2 million of lumber export taxes incurred since October 12, 2006 under the new Canadian export tax, and shipment volumes for pulp and lumber in the fourth quarter that declined by 11% and 12%, respectively, from shipment levels in the third quarter of 2006. Adoption of SFAS 158 on December 31, 2006 resulted in a significant charge to shareholders’ equity partially offsetting the positive impact on the debt to equity ratio resulting from debt reduction made possible by the duty refund.

The Company is unable to report its net income for the full year of 2006 pending completion of management’s evaluation of internal control over financial reporting as of December 31, 2006. Accordingly, the Company cannot provide any assurance that its Annual Report on Form 10-K when filed will not disclose a material weakness in the Company’s internal control over financial reporting.

As previously disclosed, on June 28, 2006, the Company entered into a new credit agreement which contains financial covenants including one based on EBITDA (as defined therein) that is tested on a quarterly basis. Also as previously disclosed, the EBITDA covenant was modified by an amendment to the credit agreement dated December 31, 2006. While the Company does not currently expect to be out of compliance with existing financial covenants as of any quarterly compliance date in 2007, compliance cannot be assured because the Company’s results of operations are highly dependent on price fluctuations in pulp and lumber markets and on the Canadian to U.S. dollar exchange rate. Due to uncertainty over the Company’s ability to comply with the EBITDA covenant of its credit agreement in future periods, the Company currently expects that the report of its registered independent public accounting firm on its 2006 financial statements to be included in the Annual Report on Form 10-K will include an explanatory paragraph that indicates that these factors raise substantial doubt about the Company’s ability to continue as a going concern.

Pope & Talbot, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2007	By	/s/ R. Neil Stuart
R. Neil Stuart Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).